02045829

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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PE 7/15/02

ORIGINAL

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 15, 2002

STET HELLAS TELECOMMUNICATIONS S.A.

(Registrant's name)

66 Kifissias Ave.
15125 Maroussi
Athens
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by STET Hellas Telecommunications S.A. ("STET Hellas") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, STET Hellas is not required to file reports electronically via EDGAR.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15th July 2002

STET Hellas Telecommunications S.A.

By:

Name: Nikolaos Varsakis

Title: Managing Director

S5079/00047

London-2/1157214/01

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

TELESTET

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS ANNOUNCES EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, July 10, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that an Extraordinary General Assembly of the company's shareholders will take place on Wednesday, July 31, 2002, at 14.00 at the company offices in Maroussi (Kifissias Avenue no. 66).

In accordance with Greek law and the statute of the company, the Board of Directors invites the shareholders of the Societe Anonyme under the corporate name STET HELLAS TELECOMMUNICATIONS S.A. to the Extraordinary General Assembly to discuss and resolve the election of a new Board of Directors.

The shareholders who wish to participate in the Extraordinary General Assembly have to deposit their shares with the company or the Deposit and Loans Fund or to any other Bank in Greece and submit the relevant certificates of deposit, as well as any documents of representation, at the company offices, at least five (5) days before the meeting of the Extraordinary General Assembly.

Holders of American Depositary Receipts or Dutch Depositary Receipts who wish to participate in the Extraordinary General Assembly should follow the procedures set forth in the relevant Deposit Agreement.

– END –

Investor Relations:
Rania Bilalaki
Tel: +30 10 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.1 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's shareholders include TIM International NV of the Telecom Italia Group (NYSE: TI) and Verizon Communications (NYSE: VZ), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

TELESTET

STET Hellas Telecommunications SA

SECOND QUARTER 2002 CUSTOMER RESULTS: 21% GROWTH IN CUSTOMER BASE YEAR-ON-YEAR TOTAL NET ADDITIONS UP 35.8% FROM 1st QUARTER 2002.

NEWS FOR INVESTORS

ATHENS, July 11, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced their customer results for the second quarter of 2002:

- **Total number of customers** reached **2,284,066**, an increase of **21.0%** year-on-year.
- **Total net additions** for the second quarter of 2002 were **85,650**, up **35.8%** on the previous quarter.
- **Prepaid net additions** for the quarter amounted to **62,754**.
- **Contract net additions** for the quarter were **22,896** - representing **26.7%** of the total net additions.
- **Prepaid** customers numbered **1,558,909** – representing **68.3%** of the total customer base – while **contract** customers numbered **725,157**.

The **B BEST** offer targeted at the high-end business segment continues to propel growth, with business customers now representing more than 23% of the total contract customer base. Additionally, the number of high-end residential customers on the **TELESTET PRO** bundled-minutes based tariffs, more than doubled year-on-year, representing 10.6% of the total contract customer base at the end of the quarter.

Healthy growth in the pre-paid segment was driven by the continued success of our **FREE2GO** offer.

Annualized contract customer churn continued to improve, decreasing by 7.7 percentage points to 36.3% from 44.0% year-on-year. Annualized blended churn stood at 33.8%, including internal churn of around 35% of the total contract churn.

"Our second quarter customer results once more confirm that our focus on profitable growth, is yielding results," stated Mr. Nikolaos Varsakis, CEO and Managing Director of STET Hellas. "We consolidate our market position in a highly competitive environment always focusing on long-term profitability improvement through expanded presence and advanced service offering."

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Investor Relations:
Rania Bilalaki
Tel: +3010 615 8585

ir@telestet.gr
www.telestet.gr//en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.2 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's shareholders include TIM International NV of the Telecom Italia Group (NYSE: TI) and Verizon Communications (NYSE: VZ), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.